CECT Anticipates Significant Sales Increase with Launch of New Products

     HUIZHOU, China, Dec. 1 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that its subsidiary, CEC Telecom (“CECT”), has been launching more new products to capture a larger market share of the domestic, as well as international, mobile phone market. CECT anticipates significantly higher sales revenue as a result of the successful penetration of the new products into those markets.

     Mr. Wu Zhiyang, Chairman of CECT, said, “The T520 model that we recently put out to the local market is an instant hit. At a retail price of about RMB1,900, sales have been fantastic, and we expect more than 200,000 sets to be sold within the first month of its introduction to the market. What’s more, the gross margin for us generated by the T520, at the wholesale level, is 100% higher than the industry average.”

     “At the same time, we have also been launching several other models of new mobile phones, effectively contributing to the substantial sales increase that we had expected. These include the ‘Blue Tooth’ mobile phone, which is targeted towards overseas fixed line telephone network operators,” continued Mr. Wu Zhiyang.

     The ‘Blue Tooth’ mobile phone has all the functions of a SmartPhone, and when used in the proximity of the pre-specified fixed line telephone, e.g. in the user’s residence or office, the calling or receiving signal can automatically be connected to the fixed line network via a wireless mode. This would result in the communication being charged per the fixed line call basis, which could enable substantial savings for the users and a higher utilization rate of the fixed line network for the telephone operators. Therefore, the ‘Blue Tooth’ mobile phones are very popular with both the users and the fixed line telephone network operators.

     Mr. Wu Zhiyang added, “At present, we have begun accepting orders for our ‘Blue Tooth’ mobile phones from distributors for export to foreign telecom operators, e.g. British Telecom. With the assistance of such distributors and our own marketing team, we intend to participate more actively in the tender exercises for the ‘Blue tooth’ mobile phones by the overseas telecom operators.”

     Mr. Wu Ruilin, Chairman of XING, commented, “We are pleased that CECT is launching the ‘Blue Tooth’ mobile phones smoothly according to plan. I strongly believe that the R&D expertise and marketing capabilities of CECT would enable it to rapidly increase market share in the domestic market here in China as well as establishing itself to be a dominant player in the international arena.”

     About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.